UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 2)

CHATTEM, INC.

(Name of Subject Company)

CHATTEM, INC.

(Names of Persons Filing Statement)

Common Stock, without par value (including the associated Series A Junior Participating

Preferred Stock Purchase Rights)

(Title of Class of Securities)

162456107

(CUSIP Number of Class of Securities)

Theodore K. Whitfield, Jr., Esq.

Vice President, General Counsel and Secretary

Chattem, Inc.

1715 West 38th Street

Chattanooga, Tennessee 37409

(423) 821-4571

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stephen F. Arcano, Esq.

Richard J. Grossman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D–9 (as amended or supplemented from time to time, the “Statement”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Chattem, Inc., a Tennessee corporation (the “Company”), on January 11, 2010, as amended by Amendment No. 1 filed with the SEC on January 28, 2010. The Statement relates to the offer (the “Offer”) by River Acquisition Corp., a Tennessee corporation (“Merger Sub”) and an indirect wholly-owned subsidiary of sanofi-aventis, a French société anonyme (“sanofi”), to purchase all of the outstanding shares of common stock, without par value (including the associated preferred stock purchase rights, the “Shares”) of the Company at a price of $93.50 per Share (the “Offer Price”), net to the sellers in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 11, 2010, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by sanofi and certain of its affiliates, including Merger Sub, with the SEC on January 11, 2010.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meaning ascribed to them in the Statement.

Item 8.	Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by adding the following new paragraphs to the end of Item 8:

“(m) Expiration of the Offering Period and Completion of the Offer

On February 9, 2010, sanofi announced the successful completion of the Offer. According to Computershare Trust Company, N.A., the depositary for the Offer, at 12:00 midnight, New York City time, on Monday, February 8, 2010, a total of approximately 18,611,072 Shares (including approximately 2,853,283 Shares subject to guarantees of delivery) were validly tendered and not validly withdrawn in the Offer. These Shares represent approximately 89.8% of the total Shares on a fully-diluted basis (as defined in the Merger Agreement). Therefore, the condition to the Offer, that a majority of the Shares on a fully-diluted basis (as defined in the Merger Agreement) be validly tendered and not validly withdrawn, has been satisfied. On February 9, 2010, Merger Sub accepted for payment all such Shares validly tendered and not validly withdrawn.

Pursuant to the terms of the Merger Agreement, sanofi has elected to assign the Top-Up Option to its wholly-owned subsidiary, Aventis Inc., a Pennsylvania corporation (“Aventis”). Aventis will exercise the Top-Up Option and, as a result of such exercise, sanofi, Merger Sub, Aventis and their affiliates will hold more than 90% of the Shares outstanding on a fully-diluted basis (as defined in the Merger Agreement). As described in the Merger Agreement, the purchase price per Top-Up Share is equal to the Offer Price. Sanofi has advised the Company that following the purchase of the Top-Up Shares, Aventis will transfer the Top-Up Shares that it owns to Merger Sub.

Merger Sub intends to consummate the Merger under the “short-form” merger provisions of the TBCA and as described under the heading “—(e) Short-Form Merger and Vote Required to Approve the Merger,” without any further action by or vote of the Company’s shareholders other than Merger Sub. As described in the Merger Agreement, each Share that is issued and outstanding and that has not been accepted for payment pursuant to the Offer (other than any Shares owned by the Company, sanofi or any Subsidiary of sanofi, including Merger Sub, all of which will be cancelled and any Shares owned by any

Subsidiary of the Company, all of which shall remain outstanding, with appropriate adjustment to the number thereof to preserve such Subsidiary’s relative ownership percentage in the Company) will, at the effective time of the Merger, be cancelled and converted into the right to receive $93.50 per Share, net in cash, without interest and less any required withholding taxes. Following the Merger, the Shares will no longer be listed on the Nasdaq Global Select Market.”

Item 9.	Exhibits.

Item 9, “Exhibits,” is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.

(a)(7)	Press Release issued by the Company on February 9, 2010, announcing to holders of Convertible Senior Notes fundamental change conversion rights.

(a)(8)	Letter to employees of the Company, dated February 9, 2010.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

CHATTEM, INC.

By:	/s/ THEODORE K. WHITFIELD, Jr.
Name:	Theodore K. Whitfield, Jr.
Title:	Vice President, General Counsel and Secretary

Dated: February 9, 2010